

July 15, 2013

Via E-mail
Yushan Wan
Acting Chief Financial Officer
Simcere Pharmaceutical Group
No. 699-18 Xuan Wu Avenue
Zuan Wu District, Nanjing
Jiangsu Province 210042
People's Republic of China

> **Re: Simcere Pharmaceutical Group**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 001-33398**

Dear Mr. Wan:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements
Note 3 Accounts and bills receivable, net, page F-18

1. Please provide us an aging of your accounts and bills receivable as of December 31, 2012 distinguishing between accounts and bills, and provide us an analysis of your allowance for doubtful accounts separately for accounts and bills that demonstrates why you believe the allowance is adequate at December 31, 2012. Explain in proposed disclosure to be included in future periodic reports why accounts and bills receivable at December 31, 2012 represents more than six months of sales when the terms of accounts receivable are 30-90 days and the terms of bills receivable are 3-6 months.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant